SEALSQ CORP

Avenue Louis-Casai 58

Cointrin

Switzerland

July 31, 2024

Mr. Bradley Ecker

Mr. Evan Ewing

Division of Corporation Finance

Office of Manufacturing

100 F Street, N. E.

Washington, D.C. 20549

Re:	SEALSQ Corp Post-Effective Amendment No. 3 to Registration Statement on Form F-1 Submitted July 2, 2024 (File No. 333-276877) CIK No. 0001951222

Dear Mr. Ecker and Mr. Ewing:

This letter responds to the letter dated July 23, 2024 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of the Post-Effective Amendment No. 3 to Registration Statement on Form F-1 of SEALSQ Corp (the “Company,” or “we”) initially submitted to the Commission on July 2, 2024 (the “Initial Registration Statement”).

We are filing with the Commission via EDGAR concurrently herewith an amended Registration Statement responding to the Staff’s comment (as amended, the “Registration Statement”).

For your convenience, your original comments appear in bold text, followed by our responses. Page references in our responses are to the Post-Effective Amendment No. 4 to Registration Statement.

BUSINESS

General

1.	We note your response to prior comments 1 through 4. We do not view these matters as resolved and will continue to consider your disclosure and responses in these regards. We also note your disclosure that SEALCOIN “is now in development under the umbrella of WISeKey International Holding AG and will be housed in a Special Purpose Vehicle (SPV) to be named SEALCOIN AG, in the process of being incorporated by WISeKey International Holding AG as a Swiss company.” In that regard:
•	Please revise your disclosure to identify the entity, whether you, your parent, or an affiliate, that currently houses the development of SEALCOIN.
•	State when the transfer of the development of SEALCOIN from you to another entity occurred or is expected to occur.
•	State when the incorporation of SEALCOIN AG and the transfer of the development of SEALCOIN to SEALCOIN AG is expected to occur.
•	Disclose the terms of transferring your interests in SEALCOIN to another entity, including, but not limited to, what consideration you received or will receive for transferring your interests in SEALCOIN.

Response:

In response to the Staff’s comments, the Company has revised its disclosure in the Recent Developments section on page 11 and Risk Factors section on page 23.

2.	Refer to your statement in your response that SEALSQ will disclose the material terms of any related agreement or collaboration between SEALSQ Corp and SEALCOIN AG, the Hashgraph Association and/or Hedera to the extent these agreements are material to SEALSQ. Please advise us of any such related agreements expected to be entered and what consideration is being given to disclosing their material terms or to filing them as exhibits to the registration statement.

Response:

The Company confirms that SEALSQ will disclose the material terms of any related agreement or collaboration between SEALSQ Corp and SEALCOIN AG, the Hashgraph Association and/or Hedera to the extent these agreements are material to SEALSQ. The Company respectfully informs the Staff that there are no such agreements or collaborations currently in place between these parties and SEALSQ.

Agreements are to be entered into reflecting the transfer of the SEALCOIN project and ongoing and future commercial terms upon completion of the incorporation of SEALCOIN AG. The first such agreement will concern SEALSQ being reimbursed for the time spent by its research and development staff on the SEALCOIN project, covering time spent in past support and future support on the project (based upon R&D reimbursement rates in the Company’s currently existing agreements with its third party customers). The Company anticipates that this contract will be negotiated on an arm’s length basis and that the work performed will be charged at a commercial rate for technological research and development based upon market equivalent rates.

The second agreement will cover SEALSQ securing the rights to supply to SEALCOIN AG secure semiconductors for use in the sale of SEALCOIN products and services to the anticipated clients of SEALCOIN AG. The Company anticipates that the terms of this contract will be negotiated on an arm’s length basis with factors such as prices, payment terms and quantity discounts being based upon the Company’s currently existing agreements with its third-party customers and that the Company would be the preferred supplier of secure semiconductors to SEALCOIN AG.

The Company will consider disclosing the material terms and/or filing them as exhibits to the registration statement according to its disclosure controls and procedures taking into account the relevant SEC rules and guidance.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please contact us at 011-41-22-594-3000 or via e-mail at cmoreira@sealsq.com/johara@sealsq.com or our outside legal counsel from Patterson Belknap Webb & Tyler LLP at 212-336-2301 or via e-mail at hhraspe@pbwt.com, if you have any questions or require additional information.

Respectfully,

SEALSQ Corp

By:	/s/ Carlos Moreira
Name:	Carlos Moreira
Title:	CEO

By:	/s/ John O’Hara
Name:	John O’Hara
Title:	CFO

cc:	Herman H. Raspé. Esq. (Patterson Belknap Webb & Tyler LLP)